Filed pursuant to Rule 424(b)(3)
                                                            File No. 333-17865

    Supplement dated April 15, 1997, to Prospectus dated February 14, 1997

                 HARVEST STATES COOPERATIVES AND SUBSIDIARIES

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED FEBRUARY 28, 1997

     Results of operations of the Company for the nine months ended February 28, 1996 and 1997 are set forth below:

                                      NINE MONTHS ENDED
                                         FEBRUARY 28,
                               -------------------------------
                                    1996             1997
                               --------------   --------------
Revenues
 Sales                         $6,045,728,087   $5,611,898,277
 Patronage dividends                6,815,690        7,789,427
 Other revenues                    55,100,245       53,901,006
                               --------------   --------------
                                6,107,644,022    5,673,588,710
Costs and Expenses              6,061,539,481    5,631,670,026
                               --------------   --------------
Earnings Before Income Taxes       46,104,541       41,918,684
Income Taxes                        5,700,000        4,950,000
                               --------------   --------------
Net Earnings                   $   40,404,451   $   36,968,684
                               ==============   ==============

     The decline in revenues and net earnings was primarily due to decreased volumes of grains sold. A decline in sales prices was offset by a similar decline in purchase prices.

     Results of operations of the Processing and Refining Division for the nine months ended February 28, 1996 and 1997 are set forth below:


                                     NINE MONTHS ENDED
                                       FEBRUARY 28,
                               ----------------------------
                                   1996            1997
                               ------------    ------------

Sales                          $294,784,442    $327,115,654
Costs and Expenses              276,860,915     306,450,809
                               ------------    ------------
Earnings Before Income  Taxes    17,923,527      20,664,845
Income Taxes                      1,775,000       2,050,000
                               ------------    ------------
Net Earnings                   $ 16,148,527    $ 18,614,845
                               ============    ============
Bushels Processed                23,090,492      24,010,420
Earnings per Bushel                     .56             .61

     The increase in sales, net earnings and net earnings per bushel was primarily due to higher processing margins for soybean oil and increased volumes of soybeans crushed and oil refined.

PRO FORMA INFORMATION (SEE PAGE 25 OF THE PROSPECTUS, INCLUDING NOTE (2))

                                       NINE MONTHS ENDED
                                       FEBRUARY 28, 1997
                                       -----------------
Equity Participation Units
 (bushels)                                 12,005,210
Patronage rate                                   0.61
                                          -----------
Earnings to holders                       $ 7,323,178
                                          ===========


     Results of operations of the Milling Division for the nine months ended February 28, 1996 and 1997 are set forth below:

                                     NINE MONTHS ENDED
                                        FEBRUARY 28
                               ----------------------------
                                   1996            1997
                               ------------    ------------

Sales                          $119,349,973    $160,305,189
Costs and Expenses              117,257,452     155,187,957
                               ------------    ------------
Earnings Before Income Taxes      2,092,521       5,117,232
Income Taxes                        200,000         400,000
                               ------------    ------------
Net Earnings                   $  1,892,521    $  4,717,232
                               ============    ============
Bushels Processed                15,447,228      21,965,810
Earnings per Bushel                     .14             .23

     The increase in revenues and net earnings was primarily due to increased volumes of grain milled.

PRO FORMA INFORMATION (SEE PAGE 34 OF THE PROSPECTUS, INCLUDING NOTE (2))


                                       NINE MONTHS ENDED
                                       FEBRUARY 28, 1997
                                       -----------------

Equity Participation Units
 (bushels)                                 10,982,905
Patronage rate                                    .23
                                          -----------
Earnings to holders                       $ 2,526,068
                                          ===========

MILLING DIVISION

     In March 1997, it was reported that Borden (which represented 23.8% of the Milling Division's semolina and durum flour sales in the year ended May 31,
1996) was closing five of its ten North American pasta manufacturing plants. Four of the plants to be closed are customers of the Milling Division. For the years ended May 31, 1995 and 1996, shipments to those four plants were 16% and 22%, respectively, of total semolina and durum flour shipments and for the nine months ended February 28, 1997, were 22% of the total semolina and durum flour shipments. Borden has stated that it has received offers for several of the plants, which it is in the process of reviewing. Because overall domestic demand for pasta remains strong and durum milling capacity is fixed, the Company believes that sales made to these closed plants can be replaced by sales to the purchaser or purchasers of one or more of the closed plants, should Borden determine to sell such plants, increased sales to Borden's remaining plants or increased sales to other large pasta manufacturers (either current or new customers of the Milling Division). Alternatively, excess durum milling capacity could be converted to other types of wheat milling, such as specialty or blended flours or bakery flour. A substantial portion (31.5% in the year ended May 31, 1996) of the production of the Company's Rush City facility is sold to one of the plants to be closed. Because there are no other pasta manufacturing plants located in geographical proximity to Rush City, the Company could be forced to close that facility and possibly to relocate its machinery to a different location.

     The Company is unable to predict the effect of any disruption in sales because of the closing of the plants, including a temporary disruption while the Company locates alternative customers.